June 2, 2009

VIA EDGAR AND FACSIMILE

(202) 772-9208

Ms. Kathryn McHale

Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	QC Holdings, Inc.

Form 10-K for the Fiscal Year ended December 31, 2008

Filed March 13, 2009

File No. 000-50840

Dear Ms. McHale:

This letter is submitted on behalf of QC Holdings, Inc. (the “Company”) in response to your comment letter dated May 20, 2009, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2008. For ease of reference, each comment has been included followed by the Company’s response to the comment.

In accordance with Staff request, the Company’s future filings will be revised as described below to reflect the following responses.

Item 11. Executive Compensation

Summary Compensation Table, page 17 of Definitive Proxy Statement on Schedule 14A

Comment 1: Please tell the staff how you determined to include the $20,000 discretionary bonus paid to Mr. Andersen in the “Non-Equity Incentive Plan Compensation” column rather than in the “Bonus” column. Refer to Regulation S-K Disclosure & Interpretation 119.02.

Company Response: The Company’s Annual Incentive Plan provides three opportunities to earn incentive compensation thereunder: (i) achievement of an Adjusted EPS target, (ii) achievement of an Adjusted EBITDA target (each as defined in the proxy statement), and (iii) the grant of a “discretionary” bonus. It has been the historical practice of the compensation committee of the Company’s board of directors to prorate the discretionary component of the Annual Incentive Plan in accordance with achievement of the Company’s Adjusted EPS and Adjusted EBITDA goals. While this has been the practice, the determination of the amount to be awarded under the third component of the Annual Incentive Plan is within the discretion of the compensation committee. In addition, the compensation committee has awarded additional discretionary amounts for certain executives from time to time under this third component of the Annual Incentive Plan. As described in the Compensation Discussion and Analysis section of the Company’s proxy statement, the compensation committee determined that an upward adjustment of the discretionary portion of the 2008 annual cash bonus for Mr. Andersen was appropriate in light of his performance given the extraordinary economic challenges in 2008. While the $20,000 bonus was discretionary, it was within the context of the overall incentive plan based on objective performance criteria. For this reason, the full annual incentive plan bonus was included in the table under “Non-Equity Incentive Plan Compensation.”

While the Company believes that Mr. Andersen’s discretionary bonus under the Annual Incentive Plan is performance-based and appropriately categorized as “Non-Equity Incentive Plan Compensation,” in future filings the Company will include all discretionary bonuses, including those granted under the discretionary component of the Annual Incentive Plan, in the “Bonus” rather than the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Item 12. Security Ownership by Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership by Certain Beneficial Owners and Management, page 7 of Definitive Proxy Statement on Schedule 14A

Comment 2: We note that Mr. Indick has shared voting and investment power over the shares owned by Prides Capital Partners. Please disclose to the staff, and include in future filings, the members of the group who share this voting and investment power with Mr. Indick.

Company Response: Pursuant to a Schedule 13D filed by Prides Capital Partners on May 26, 2009, the voting and investment power over all common stock of the Company owned by Prides is shared by Prides Capital Partners, L.L.C. and its members, Murray A. Indick, Kevin A. Richardson II, Henry J. Lawlor, Jr., and Charles E. McCarthy. The identity of the members who share this voting and investment power will be disclosed in future filings by the Company when information regarding Prides or Mr. Indick is required therein.

Exhibits

General

Comment 3: It appears that the 409 Excess Plan, the 2009 Annual Incentive Plan and the 2008 Long-Term Incentive Plan should have been filed as exhibits to the Form 10-K. Please amend the filing to include these exhibits. Alternatively, tell us why you do not believe the plans need to be filed. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Company Response: The Company will file a Form 10-K/A for the year ended December 31, 2008, to amend the exhibit list to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, to include (i) the 409 Excess Plan, (ii) the Annual Incentive Plan, and (iii) the Long-Term Incentive Plan. The 409 Excess Plan and a summary of each of the Annual Incentive and Long-Term Incentive Plans (for which no formal plan documents exist) will be filed with the Form 10-K/A. Please note that a summary of the Company’s Long-Term Incentive Plan was included as an exhibit to the Current Report on Form 8-K filed by the Company on February 11, 2008, and the terms of both the Annual Incentive Plan and the Long-Term Incentive Plan are fully disclosed in the Company’s proxy statement.

The Company’s Annual Incentive Plan was adopted by the compensation committee on June 7, 2007, and a Current Report on Form 8-K was filed on June 13, 2007, describing the plan and the initial awards thereunder. The Annual Incentive Plan is not set forth in any formal plan document. Awards under the Annual Incentive Plan consist of resolutions adopted by the compensation committee of the Company’s board of directors setting the annual performance measures and the target cash bonus for each covered executive officer. A description of each component of the Annual Incentive Plan is fully set forth in the Company’s proxy statement as part of Compensation Discussion and Analysis and annual grants under the Plan are promptly reported on Form 8-K.

Awards under the Annual Incentive Plan for the 2009 calendar year were made by the compensation committee on February 9, 2009, and a Current Report on Form 8-K describing the awards was filed on February 12, 2009. While the Company believes the terms of the Annual Incentive Plan and each award thereunder have been fully disclosed in Form 8-K filings and proxy statements, the Company will file a summary of the key elements of the Annual Incentive Plan as an exhibit to the Form 10-K/A.

*        *        *

We are authorized to acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions, comments or concerns by telephone. I am available at any time to discuss these responses from QC Holdings. Please contact me (816-218-7534) if you have further comments or questions concerning this letter.

Very truly yours,

/s/ Catherine E.K. Wood
Catherine E.K. Wood

cc:	Mr. Matt McNair, Attorney-Adviser

Mr. Douglas E. Nickerson, CFO QC Holdings, Inc.

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